SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Future Health ESG Corp.

(Name of Issuer)

Class A Common stock, par value $0.0001 per share

(Title of Class of Securities)

36118W102

(CUSIP Number)

Narinder Singh

Chief Executive Officer

Blufire Capital Limited

c/o Future Health ESG Corp.

8 The Green, Suite 12081

Dover, DE 19901

(833) 388-8734

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Andrew Tucker

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Telephone: (202) 689-2800

April 17, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36118W102

1.	Names of Reporting Persons. Blufire Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 6,895,202 (1)(2)
	8.	Shared Voting Power --
	9.	Sole Dispositive Power 6,895,202 (1)(2)
	10.	Shared Dispositive Power --

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,895,202 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.88% (3)
14.	Type of Reporting Person: CO

(1)	Includes (i) 3,020,202 shares of common stock, par value $0.0001 per share (“Class A common stock”), of Future Health ESG Corp., a Delaware corporation (the “Issuer”), issued upon the conversion of 3,020,202 Class B common stock, par value $0.0001 per share (“Founder Shares”), of the Issuer acquired by Blufire Capital Limited (the “New Sponsor”) in the Sponsor Handover transaction and (ii) 3,875,000 Class A Common stock underlying the units acquired by the New Sponsor in the Sponsor Handover transaction.

(2)	The New Sponsor is the record holder of the shares reported herein. Narinder Singh is the sole manager of the Sponsor. As sole manager, Mr. Singh has voting and investment discretion of the Class A common stock held by the New Sponsor, and accordingly may be deemed to have beneficial ownership of such shares.

(3)	Based on 5,936,447 shares of common stock issued and outstanding as of March 19, 2024 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 20, 2024.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) of Future Health ESG Corp., a Delaware corporation(the “Issuer”), whose principal executive offices are located at 8 The Green, Suite 12081, Dover, DE 19901.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Blufire Capital Limited (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is c/o Future Health ESG Corp., 8 The Green, Suite 12081, Dover, DE 19901.

(c)	The principal occupation of the Reporting Person is to act as the Issuer’s new sponsor.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an Abu Dhabi private company limited by shares.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Class A common stock currently beneficially owned by the Reporting Person was in an aggregate amount of approximately $500,000. The source of these funds was working capital of the Reporting Person.

Item 4. Purpose of Transaction.

Purchase and Sponsor Handover Agreement

On February 15, 2024, the Issuer entered into a Purchase and Sponsor Handover Agreement (the “Purchase and Sponsor Handover Agreement”) with Blufire Capital Limited, an Abu Dhabi private company limited by shares (the “New Sponsor”), and Future Health ESG Associates 1, LLC, an Indiana limited liability company (the “Sponsor”), pursuant to which, subject to satisfaction of certain conditions, (i) the Sponsor and anchor investors agreed to transfer and assign 3,020,202 shares of common stock, par value $0.0001 per share (“Common Stock”), and 3,875,000 warrants to purchase Common Stock in exchange for the New Sponsor assuming certain liabilities in an aggregate amount of approximately $500,000 of the Issuer and the Sponsor, including all ongoing expenses associated with and expected for the consummation of an initial business combination, costs and expenses incurred by the Issuer in the ordinary course of business or in connection with the transactions contemplated by the Purchase and Sponsor Handover Agreement, and $250,000 in cash payable upon the execution of a letter of intent to enter into a business combination by the Issuer with a potential target, and (ii) the New Sponsor agreed to become the sponsor of Future Health (together, the “Sponsor Handover”).

As a condition to consummation of the Sponsor Handover, new members of the Issuer’s board of directors (the “Board”) and a new management team for the Issuer must be appointed by the existing Board and the existing Board members and the existing management team (other than the Issuer’s Chief Operating Officer Jesvin Kaur and the Issuer’s Chief Financial Officer Travis Morgan) must resign (the “Director and Management Handover”), which must be effective upon consummation of the Sponsor Handover. Each of the parties agreed to use its best efforts to, as soon as reasonably practicable following the signing of the Purchase and Sponsor Handover Agreement, prepare and coordinate the filing of an information statement to the Issuer’s stockholders in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder with the Securities and Exchange Commission (the “SEC”).

Pursuant to the terms of the Purchase and Sponsor Handover Agreement, the New Sponsor also agreed, among other things, to (i) indemnify and hold harmless the Sponsor on terms that are the same as each of the Indemnity Agreements (the “Indemnity Agreements”), dated September 9, 2021, entered into between the Issuer and each of the current and former directors and officers of the Issuer (the “Indemnitees”) in connection with the Issuer’s initial public offering, and, if requested by the Sponsor or any other Indemnitee, the Issuer and the New Sponsor shall assume the defense of any relevant claims or proceedings, and (ii) with effect from the closing of the transactions contemplated by the Purchase and Sponsor Handover Agreement, join as a party to the Letter Agreement, dated September 9, 2021, by and among the Sponsor, the officers and directors of the Issuer and the Issuer (the “Letter Agreement”).

The Purchase and Sponsor Handover Agreement provides that consummation of the Sponsor Handover is conditioned on, among other things, (i) each of the underwriters of the Issuer’s initial public offering (the “Underwriters”) waiving in writing (a) its right to receive the deferred underwriting fee and any other amounts or rights it may have pursuant to the Underwriting Agreement, dated September 9, 2021, by and among the Underwriters and the Issuer (the “Underwriting Agreement”), in exchange for an aggregate of 300,000 shares of Common Stock or shares in any surviving entity, and (b) any rights they may have under the Underwriting Agreement in connection with the Sponsor Handover, (ii) the New Sponsor joining as a party to the Letter Agreement, and (iii) the Director and Management Handover.

In addition, pursuant to the terms of the Purchase and Sponsor Handover Agreement, (i) each of the parties thereto agreed, among other things, that the provisions of the Indemnity Agreements shall remain in full force and effect notwithstanding any resignation of the directors and officers of the Issuer, and (ii) the Issuer and the New Sponsor agreed to release the directors and officers of the Issuer (as of the date of the Purchase and Sponsor Handover Agreement) and the Sponsor from any and all claims relating to the Issuer that accrued or may have accrued prior to consummation of the Sponsor Handover. The New Sponsor also agreed (x) to use its best efforts to, upon filing with the SEC any definitive proxy statement for a special meeting of stockholders of the Issuer, (a) include a proposal to change the name of the Issuer to a name selected by the New Sponsor, (b) obtain approval of the proposals set forth in such definitive proxy statement, and (c) following receipt of such approval, change the name of the Issuer and change the “tickers” under which each of the Issuer’s securities trades on The Nasdaq Stock Market LLC to different “tickers” to be selected by the New Sponsor, (y) that, in connection with an initial business combination entered into by the Issuer, the Sponsor and anchor investors shall have the benefit of demand, piggyback and shelf registration rights with respect to any securities of the Issuer (or any successor company following an initial business combination) that are owned by the Sponsor, any anchor investors or any members of the Sponsor on terms that are at least as favorable as those granted to the New Sponsor in connection with such initial business combination and (z) that, in connection with an initial business combination entered into by the Issuer, any securities of the Issuer (or any successor company following an initial business combination) that are owned by the Sponsor and anchor investors or any members of the Sponsor shall be subject to lock-up provisions that are at least as favorable as those applicable to the securities held by New Sponsor in connection with such initial business combination.

On March 26, 2024, all of the conditions to the consummation of the Sponsor Handover were satisfied or waived and the Sponsor Handover was consummated. Therefore, as of the date hereof, the New Sponsor holds 3,020,202 Class A Ordinary Shares.

The foregoing description of the Purchase and Sponsor Handover Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase and Sponsor Handover Agreement, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Amendment to Purchase and Sponsor Handover Agreement

On March 5, 2024, the Issuer, the New Sponsor and the Sponsor entered into an amendment to the Purchase and Sponsor Handover Agreement (the “First Amendment”), pursuant to which the Sponsor Handover is conditioned on, among other things, (i) the underwriters of the Issuer’s initial public offering having in the aggregate either, at the Issuer’s option, (a) $3,000,000 in cash or (b) a number of shares of Common Stock equal to the greater of (1) 300,000 and (2) the quotient obtained by dividing (x) $3,000,000 by (y) the three-day VWAP (as defined in the First Amendment) of the Common Stock over the three trading days immediately preceding the date of the initial filing of the re-sale registration statement on Form S-1 or F-1 (or any successor form, as applicable) to register the re-sale of such securities.

The foregoing description of the First Amendment is not complete and is qualified in its entirety by reference to the text of the First Amendment, which is filed as Exhibit 10.2 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	Calculations of the percentage of Class A Common stock beneficially owned is based on 5,936,447 Class A Common stock outstanding as of March 19, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with Securities and Exchange Commission (the “SEC”) on March 20, 2024.

The aggregate number and percentage of the Class A Common stock beneficially owned by the Reporting Person and the number of shares as to which the Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page to this Schedule 13D and are incorporated herein by reference.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions in the Class A common stock in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 and Item 5 hereof is hereby incorporated by reference into this Item 6, as applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description
10.1	Purchase and Sponsor Handover Agreement, dated February 15, 2024, by and among Future Health ESG Corp., Blufire Capital Limited, and Future Health ESG Associates 1, LLC
10.2	First Amendment, dated March 5, 2024, to Purchase and Sponsor Handover Agreement, dated February 15, 2024, by and among Future Health ESG Corp., Blufire Capital Limited, and Future Health ESG Associates 1, LLC
10.3	Joinder to the Letter Agreement, dated March 26, 2024, by and between Future Health ESG Corp. and Blufire Capital Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2024

Blufire Capital Limited

By:	/s/ Narinder Singh
Name:	Narinder Singh

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